Exhibit 99.3

VIA SEDAR	August 12, 2020

Autorité des marchés financiers (Québec)

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission Ontario Securities Commission

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

(collectively, the “Commissions”)

Dear Mesdames/Sirs:

Re:	TFI International Inc. (the ”Corporation”)

Prospectus Supplement dated August 12, 2020 to the

Amended and Restated Short Form Base Shelf Prospectus dated August 11, 2020 (the

“Prospectus Supplement”)

Consent to use of firm’s name and opinion

We refer you to the Prospectus Supplement relating to the distribution of common shares of the Corporation. We consent to being named in the Prospectus Supplement on the third page of the Prospectus Supplement and under the heading “Legal Matters” and consent to the use of our legal opinions set out under the headings “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” in the Prospectus Supplement, which opinions are provided as of the date of the Prospectus Supplement.

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are (i) derived from our legal opinions provided in the Prospectus Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

(signed) Stikeman Elliott LLP